

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 22, 2017

Brad A. Green, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036

Re: CPG 2017 Vintage Access Fund, LLC
        File No. 811-23258

Dear Mr. Green:

        On May 26, 2017, you filed a registration statement on Form N-2 in connection with the registration of units of beneficial interest ("Units") of CPG 2017 Vintage Access Fund, LLC (the "Fund"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover

1.   The second bullet point in this section states that the Fund is highly illiquid, and Investors must bear the financial risks of this investment for an indefinite period. Please add to this bullet point that, as stated in the "Liquidity, Withdrawal and Transfer Restrictions; Repurchase of Units" section on page 10 of the prospectus, this indefinite period is "potentially for the entire life of the Fund." Also, please add a bullet point disclosing that, as provided on page 11 of the prospectus, the Fund "will not provide liquidity to Investors, through periodic written tender offers or otherwise." Finally, please ensure that the bullet points shown on the cover page appear on the *outside front* cover page.

Summary of Terms — Investment Program — *Co-Investments* (Page 3)

2.   This section states that the Fund may make co-investments alongside private capital funds or Investment Funds and their respective sponsors. Please explain to us whether the Fund has filed for exemptive relief with regard to its proposed co-investments.

Summary of Terms — Investment Restrictions (Page 6)

3.   The last sentence of this section states that the Fund may depart from its disclosed investment restrictions during the 12-month period following the Initial Closing. Please describe in this section the specific details of how the Fund may depart, and why it may depart, from its investment restrictions.

Summary of Terms — The Offering (Page 7)

4.   The third paragraph in this section states that the minimum commitment to the Fund is $50,000, "which minimum may be reduced by the Fund" in the discretion of the Adviser. Please explain to us the circumstances that may cause the Adviser to reduce the Fund's $50,000 minimum commitment, and what is the lowest minimum commitment the Fund may accept.

5.   The last paragraph of this section states that an Investor participating in a closing that occurs after the initial closing "may" be required to pay a "make-up" amount to the Fund. Please explain in this section what determines whether an Investor is required to pay a "make-up" amount to the Fund, and provide an example of the "make-up" amount procedure, similar to that found in footnote (2) of the "Summary of Fund Expenses."

Summary of Terms — Tax Distribution Policy (Page 9)

6.   The second paragraph of this section states that the Fund may make distributions to Investors that represent a return of capital. Please add to this disclosure that a return of capital is a return to Investors of a portion of their original investment in the Fund.

Summary of Terms — Recycling (Page 10)

7.   This section states that the Fund may retain proceeds received by the Fund from Investment Funds up to an amount equal to 10% of the Fund's total capital commitments, and that such amounts will not be included in the calculation of the Investors' contributed capital. Please explain in this section why such amounts will not be included in the calculation of the Investors' contributed capital. In addition, the discussion of the Fund's policy on retention and recalling of the proceeds received from Investment Funds is confusing. Please revise this discussion in plain English.

Summary of Terms — The Administrator (Page 14)

8.   This section states that the Fund will pay the Administrator a fee based on the average net assets of the Fund. Please disclose in this section the rate of the fee paid by the Fund to the Administrator.

Summary of Fund Expenses (Page 24)

9.   Please delete the line item for "Make-Up Payment Rate (Initial Closing)," since Investors may only be required to pay a "make-up" amount to the Fund after the Initial Closing.

10.   The "Annual Expenses" caption in the fee table includes a parenthetical that states "as a percentage of *average* net assets attributable to Units." (Emphasis added.) Please revise this parenthetical to state "as a percentage of net assets attributable to Units." See Item 3.1 of Form N-2. Also, the Management Fee line item shows an annual Management Fee of 0.10%. Since 0.10% is the Management Fee calculated on the basis of the Fund's total Commitments rather than on the basis of its net assets, please revise the amount of the Management Fee shown in the fee table so that it correctly reflects the Fund's Management Fee as a percentage of net assets.

11.   Please disclose in a footnote to the "Acquired Fund Fees and Expenses" line item that, as disclosed in the "Other Fees and Expenses" section on page 13 of the prospectus, the Investment Funds in which the Fund intends to invest generally charge a management fee of 1% to 2%, and approximately 20% of net profits.

Types of Investments and Related Risk Factors — General Risks — Investments in Non-Voting Stock; Inability to Vote (Page 39)

12.   This section states that the Fund intends to hold its interests in the Investment Funds in non-voting form, and that it may irrevocably waive its rights to vote its interest in its Investment Funds. Please explain to us whether the Fund's board of directors has adopted policies and procedures for waiving the Fund's voting rights.

Types of Investments and Related Risk Factors — Investment Restrictions (Page 50)

13.   The last bullet point in this section provides that the Fund will not invest more than 25% of the value of its total assets in securities of issuers in a single industry. Please also disclose in this section that the Fund will consider the portfolio securities held by the Investment Funds when determining compliance with the Fund's fundamental concentration policy.

Management of the Fund (Page 51)

14.   We note that much of the information for this section will be provided in a subsequent amendment to the registration statement. Please ensure that the amendment includes all information required by Item 18 of Form N-2 regarding the Fund's directors including, for each

individual director, a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund. See Item 18.17 of Form N-2.

GENERAL COMMENTS

15.   Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

16.   Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing an amended registration statement, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel